Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 29, 2024

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 26, 2024 (the “Registration Statement”). The Registration Statement relates to the First Trust SMID Capital Strength Index ETF (formerly Mid Cap US Equity Select ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statement to the Staff once filed.

Comment 2 – Principal Investment Strategies

The Staff notes the references to “According to the Index Provider” set forth in the second third and fourth paragraphs of the section entitled “Principal Investment Strategies.” Please delete such references from the disclosure as the Staff believes the disclosure contained in the Principal Investment Strategies section should be the disclosure of the Fund.

Response to Comment 2

The Registrant respectfully declines to revise the disclosure as requested. The Registrant has determined that the use of such disclosure is appropriate because the Advisor relies exclusively on information provided by the Index Provider with respect to the Index methodology, calculation and constitution. However, the Registrant will continue to evaluate the appropriateness of the referenced disclosure.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure:

“While tracking stocks (an equity security issued by a company that tracks the performance of a particular segment or division) are eligible for inclusion in the Index, the Fund expects that substantially all of its investments will be in common stocks.”

Please further explain what a tracking stock is in Item 4 or Item 9. Please also rephrase the above referenced disclosure for clarity.

Response to Comment 3

In accordance with the Staff’s comment, the above referenced disclosure has been moved to Item 9 and revised as follows:

“Tracking stocks are eligible for inclusion in the Index, but the Fund expects that substantially all of its investments will be in common stocks. A tracking stock is an equity security issued by a parent company that tracks the financial performance of a particular segment or division and trades in the open market separately from the parent company’s stock.”

Comment 4 – Principal Investment Strategies

If real estate investment trusts (“REITs”) and tracking stocks are not principal investments of the Fund, please move such disclosure to the non-principal section under Item 9.

Response to Comment 4

The disclosure has been revised to move the disclosure relating to REITs and tracking stocks to Item 9.

Comment 5 – Principal Investment Strategies

The Staff notes the third and fourth paragraphs under the section entitled “Principal Investment Strategies” contain information relating to the Index criteria. Please consider providing a more high-level summary in Item 4 and moving the referenced disclosure to Item 9.

Response to Comment 5

The disclosure has been revised in accordance with the Staff’s comment.

Comment 6 – Principal Investment Strategies

The Staff notes that the last paragraph under the section entitled “Principal Investment Strategies” includes several blanks. Please ensure such information is updated as of a recently practicable date. Further, if the Fund lists specific industries that the Index will have significant exposure to, please also include corresponding risk factors in the section entitled “Principal Risks.”

Response to Comment 6

The Registrant confirms that the disclosure will be completed as of the most recent practicable date. The Registrant further confirms that if the Index has significant exposure to any specific industry, the Fund will include corresponding risk disclosure in the section entitled “Principal Risks.”

Comment 7 – Principal Investment Strategies

The Staff notes that the following disclosure:

“As a result, the Fund may have significant investments in a given jurisdiction, investment sector or industry that it may not have had as of __________, 2024.”

Please add “or group of industries” to the above-referenced disclosure.

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment.

Comment 8 – Principal Investment Strategies

The Staff notes that the following disclosure:

“To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.”

Please add “industry or group of industries” to the end of the above-referenced disclosure.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment.

Comment 9 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. See ADI 2019-08 – Improving Principal Risks Disclosure

Response to Comment 9

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 10 – Principal Risks

The Staff notes the “Market Capitalization Deviation Risk”. Please clarify that there can be no assurance that the securities held by the Fund will stay within the Fund’s intended market capitalization range between quarterly rebalancings. If the Fund believes there are other instances when the market cap would deviate, please supplementally describe such instances to the Staff.

Response to Comment 10

In accordance with the Staff’s comment, the risk factor has been revised as follows:

MARKET CAPITALIZATION DEVIATION RISK. There can be no assurance that the securities held by the Fund will stay within the Fund’s intended market capitalization range between Index rebalancings. As a result, the Fund may be exposed to additional risk or investors may not be given the opportunity to invest fully in a certain market capitalization range.

Comment 11 – Principal Risks

The Staff notes that the section entitled “Principal Risks” includes a Mid Capitalization Companies Risk.” Please add a risk factor relating to small capitalization companies.

Response to Comment 11

In accordance with the Staff’s comment, the following risk factor has been added to the “Principal Risks” section in Item 4 and Item 9:

SMALL CAPITALIZATION COMPANIES RISK. Small capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than large and mid capitalization companies as a result of several factors, including limited trading volumes, fewer products or financial resources, management inexperience and less publicly available information. Accordingly, such companies are generally subject to greater market risk than large and mid capitalization companies.

Comment 12 – Principal Risks

The Staff notes “Portfolio Turnover Risk” set forth in the section entitled “Principal Risks.” If there will be a significant portfolio repositioning as a result of the change in the Fund’s strategy, please disclose the tax consequences to existing and new shareholders.

Response to Comment 12

The Fund effectuates creations and redemptions in-kind, rather than in cash, and may use this mechanism to effectuate the repositioning of its portfolio in connection with the change in the Index it seeks to track. Accordingly, portfolio turnover in connection with the Index change has been judged to be unlikely to cause material adverse tax consequences to existing and new investors. Additionally, in the unlikely event that the creation and redemption process does not prevent the Fund from incurring material capital gains tax liabilities in connection with its portfolio repositioning, the Fund has over $3.9 million in non-expiring capital loss carryforward to offset those capital gains.

Comment 13 – Principal Risks

The Staff notes “REIT Risk” set forth in the section entitled “Principal Risks.” If REITs are not a principal investment of the Fund, please delete the risk factor from the section entitled “Principal Risks.”

Response to Comment 13

The disclosure has been revised in accordance with the Staff’s comment.

Comment 14 – Annual Total Return

The Staff notes the section entitled “Annual Total Return.” Please consider renaming the section to “Fund Performance.”

Response to Comment 14

The Registrant respectfully declines to make the requested change as the current section title is compliant with Form N-1A.

Comment 15 – Annual Total Return

The Staff notes the following disclosure set forth in the section entitled “Annual Total Return”:

“The bar chart and table below illustrate the annual calendar year returns of the Fund based on net asset value as well as the average annual Fund and Index returns.”

Please consider whether this sentence is necessary given the rest of the disclosure. If not, please delete the disclosure.

Response to Comment 15

The Registrant has thoughtfully considered the Staff’s comment and ultimately determined to keep the disclosure in its current form as such disclosure is compliant with the requirements of Form N-1A.

Comment 16 – Annual Total Return

The Staff notes the table entitled “Average Annual Total Returns for the Periods Ended December 31, 2022” includes references to four different indices, including the Index the Fund is seeking to track. Please revise the disclosure, either in a footnote or in the lead-in to the table, to make clear which Index is the broad-based market index. Further, please explain the stated purpose of the other two indices.

Response to Comment 16

The broad-based benchmark index will be the Russell 3000 and the primary benchmark index will be the Russell 2500. With respect to the other two indices, the SMID Capital Strength Index is the Fund’s underlying Index and the Nasdaq Riskalyze US Mid Cap Index was the former underlying index. The Registrant believes the current and former indices are appropriately disclosed as such, but has added a footnote to clarify which index is the broad-based index.

Comment 17 – Annual Total Return

Please update the chart entitled “First Trust SMID Capital Strength Index ETF Calendar Year Total Returns as of 12/31” and the table entitled “Average Annual Total Returns for the Periods Ended December 31, 2022,” each set forth in the section entitled “Annual Total Return,” to reflect figures for 2023.

Response to Comment 17

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 18 – Annual Total Return

Please supplementally confirm to the Staff that the SMID Capital Strength Index is new.

Response to Comment 18

The Fund confirms that the SMID Capital Strength Index is new.

Comment 19 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff requests that for any requested change to the disclosure in Item 4 that a corresponding change is made in Item 9, where applicable.

Response to Comment 19

The disclosure in Item 4 and Item 9 have been revised in accordance with the Staff’s comment.

Comment 20 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that the Fund discusses derivative instruments. Please specify the types of derivative instruments the Fund will use and include corresponding risk disclosure. The Staff also requests that if derivative instruments are a non-principal investment of the Fund that the Fund include a corresponding derivatives risk in the “Non-Principal Risks” section.

Response to Comment 20

The Registrant respectfully declines to add any additional disclosure regarding derivatives. The Fund has no current intention to invest in derivatives. The referenced disclosure is included to provide shareholders of notice that the Fund may invest in derivatives to track the Index in the event that the Fund no longer pursues a full replication strategy. To the extent that the Fund does use derivatives in the future, it will change the disclosure accordingly.

Comment 21 – Index Provider

Please include the index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement.

Response to Comment 21

The Registrant confirms that it will file the licensing and/or sub-licensing agreement as an exhibit to the Registration Statement.

Comment 22 – Statement of Additional Information

The Staff notes fundamental policy number seven set forth in the section entitled “Investment Objective and Policies.” Please revise “except to the extent that the Fund’s Index is based on concentrations…” to “except the Fund will be concentrated to the extent that the Fund’s Index is….”

Response to Comment 22

The Registrant respectfully declines to revise fundamental policy number seven as to do so would trigger the necessity of a shareholder vote since this Fund has already launched.

Comment 23 – Statement of Additional Information

Please consider if the “Equities” disclosure in the section entitled “Investment Strategies” should include a description of “tracking stocks”.

Response to Comment 23

The Registrant respectfully declines to revise the disclosure as the disclosure included in the “Equities” section is intended to generally describe an equity investment and the Registrant declines to specifically tailor it to specific types of equity investments the Fund may or may not hold.

Comment 24 – Statement of Additional Information

The Staff notes that certain of the disclosure in “Illiquid Investments” has changed since recent years. Please supplementally explain to the Staff what the purpose of the change was.

Response to Comment 24

The Registrant notes that the current disclosure in “Illiquid Investments” has not changed from the disclosure that is included in the current Fund (Mid Cap US Equity Select ETF) and has not significantly deviated in recent years from what has historically been included in series of the Trust. For example, the recent changes include (i) changing certain of the references from “illiquid securities” to “illiquid investments” throughout the disclosure for consistency and (ii) updating the disclosure to reflect the adoption of Rule 22e-4 of the Investment Company Act of 1940.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren